SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INTERNATIONAL ASSETS HOLDING CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

459028106 (CUSIP Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  459028106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diego J. Veitia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 711,323 6. Shared Voting Power N/A 7. Sole Dispositive Power 711,323 8. Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,323

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 28.42%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

Item 1(a).    Name of Issuer: International Assets Holding Corporation

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Item 1(b).    Address of Issuer’s Principal Executive Offices:

                                   220 E. Central Parkway, Suite 2060

                                   Altamonte Springs, FL 32701

Item 2.

2(a).    Name of Person Filing:  Diego J. Veitia

2(b).    Address or Principal Business Office or, if none, Residence:

                                    220 E. Central Parkway, Suite 2060

                                    Altamonte Springs, FL 32701

2(c).    Citizenship:  Florida

2(d).    Title of Class of Securities:  Common Stock

2(e).    CUSIP No.:  459028106

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or Dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount Beneficially Owned:

As of December 31, 2002 Diego J. Veitia was the beneficial owner of 711,323 shares of International Assets Holding Corporation common stock consisting of 538,006 shares held in the name of The Diego J. Veitia Family Trust DTD 12/31/91 of which Mr. Veitia is the settlor, a trustee and primary beneficiary; 46, 359 shares held in an IRA account for Mr. Veitia; and, 126,958 shares subject to four exercisable options granted by the International Assets Holding Corporation Stock Option Plan. The aggregate of 126,958 shares subject to issuance from the Stock Option Plan are also deemed outstanding for purposes of computing the percentage owned by Mr. Veitia.

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b.	Percent of class:

These shares represent 28.42% of the outstanding shares of the common stock.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote 711,323
ii.	Shared power to vote or to direct the vote N/A
iii.	Sole power to dispose or to direct the disposition of 711,323.
iv.	Shared power to dispose or to direct the disposition of N/A.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [            ].

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.    Identification and Classification of Members of the Group

N/A

Item 9.    Notice of Dissolution of Group

N/A

Item 10.    Certifications

a.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/    Diego J. Veitia

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Dated  02/13/2003

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Signature  /s/    Diego J. Veitia

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Name/Title  Diego J. Veitia